UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

1-800-FLOWERS.COM, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

68243Q106
(CUSIP Number)

12/31/16
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106

1	NAME OF REPORTING PERSONS James F. McCann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 23,752,571 (1)(2)
6 SHARED VOTING POWER 41,871 (2)
7 SOLE DISPOSITIVE POWER 23,629,613 (2)(3)
8 SHARED DISPOSITIVE POWER 41,871 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,794,442 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.3% (4)
12	TYPE OF REPORTING PERSON IN

(1)           This amount includes 23,164,444 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)           Excludes 5,875,000 shares of Class B Common Stock for which Mr. McCann disclaims beneficial ownership that are held by limited partnerships, of which Mr. McCann is a limited partner and does not exercise control.

(3)           This amount includes all amounts included in 5 above except for 122,958 shares of Class A Common Stock which are unvested.

(4)           The percentage of beneficial ownership is based on (a) 37,363,642 shares of Class A Common Stock outstanding as of December 31, 2016, which number includes 2,063,077  unvested restricted shares, plus (b) the 23,164,444 shares of Class B Common Stock included in 5 above.

Item 1.

(a)	Name of Issuer: 1-800-FLOWERS.COM, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Old Country Road, Suite 500
Carle Place, NY  11514

Item 2.

(a) - (c)	Name, Address of Principal Business Offices, and Citizenship of Persons Filing:

James F. McCann
One Old Country Road, Suite 500
Carle Place, NY  11514

Citizenship:  USA

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 68243Q106

Item 3.

N/A

Item 4.	Ownership

The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G (regarding the holdings of James F. McCann) is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 14, 2017 Date /s/ James F. McCann Signature James F. McCann Name